Exhibit 99.2

January 30, 2016

The Special Committee of the Board of Directors

Synutra International, Inc.

2275 Research Blvd., Suite 500

Rockville, Maryland 20850

United States

Dear Members of the Special Committee,

Reference is made to our letter to the board of directors (the “Board”) of Synutra International, Inc. (the “Company”), dated January 14, 2016 (the “January 14 Letter”), in connection with our preliminary non-binding interest in acquiring all of the outstanding shares of common stock of the Company that are not already beneficially owned by us in a going private transaction (the “Transaction”).

As publicly disclosed by the Company, the Board has formed a special committee (the “Special Committee”) composed entirely of independent directors to consider the January 14 Letter. We would like to confirm that we will not proceed with the Transaction unless it is approved by the Special Committee, taking into account the advice of its independent advisors. In addition, please note that the Transaction will be subject to a non-waivable condition requiring the approval by holders of a majority of the shares of common stock of the Company not beneficially owned by us.

We look forward to working closely with the Special Committee and are confident in our ability to consummate the Transaction as outlined in the January 14 Letter and this letter.

Yours sincerely,

Liang Zhang

/s/ Liang Zhang

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director